Exhibit 5.1
November 10, 2009
HCC Insurance Holdings, Inc.
13403 Northwest Freeway
Houston, Texas 77040
Ladies and Gentlemen:
     We have advised HCC Insurance Holdings, Inc., a Delaware corporation (the “Company”) in connection with (i) the Company’s Prospectus, dated March 23, 2009 (the “Prospectus”) included in the registration statement on Form S-3 dated March 23, 2009 (File No. 333-158164) (the “Registration Statement”) filed by the Company with the Securities and Exchange Commission for the purpose of offering under the Securities Act of 1933, as amended, the Company’s debt securities, debt warrants, common stock, common stock warrants, preferred stock, preferred stock warrants and Trust Preferred shares to be offered from time to time by the Company on terms to be determined at the time of the offering and (ii) the issuance by the Company of up to $300.0 million aggregate principal amount of the Company’s 6.300% Senior Notes due 2019 (the “Notes”) as described in the Company’s Prospectus Supplement, dated November 10, 2009 (the “Prospectus Supplement”) to the Prospectus, and pursuant to an indenture, dated August 23, 2001, between the Company and U.S. Bank National Association (as successor to Wachovia Bank, National Association as successor to First Union National Bank), as trustee (the “Trustee”), to be supplemented by the Fourth Supplemental Indenture, dated as of November 16, 2009 (the “Indenture”), and the public offering of the Notes pursuant to an underwriting agreement dated November 10, 2009, among the Company, Banc of America Securities LLC, J.P. Morgan Securities Inc. and Wells Fargo Securities, LLC, as representatives of the several underwriters named therein. Capitalized terms used and not defined herein shall have the meanings assigned to them in the Prospectus Supplement or the Indenture.
     We have examined such corporate records, certificates and other documents, and reviewed such questions of law, as we have considered necessary or appropriate for the purpose of this opinion.
     On the basis of such examination and review, we advise you that, in our opinion, when the Notes have been duly issued and sold in the manner contemplated by the Prospectus and the Prospectus Supplement, and assuming due authentication thereof by the Trustee in accordance with the provision of the Indenture, the Notes will constitute valid and legally binding obligations of the Company, enforceable against the

HCC Insurance Holdings, Inc.
November 10, 2009

Company in accordance with their terms, subject to bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting creditor’s rights generally and to general principles of equity regardless of whether enforcement is considered in a proceeding in equity or at law.
     We hereby consent to the filing as an exhibit to the Company’s Current Report on Form 8-K of this opinion and to its incorporation by reference in the Registration Statement. We also hereby consent to the references to us under the heading “Validity of the Notes” in the Prospectus Supplement and “Certain Legal Matters” in the Prospectus. In giving this consent, we do not admit that we are in the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder by the Securities and Exchange Commission.
Very truly yours,

/s/ Haynes and Boone, LLP